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06009274

SECU **SSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 36861

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING ___12/31/2005___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duerr FNF Inancial Corporation
DPC Investor Services

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

19800 MacArthur Blvd. #250

(No. and Street)

IRVINE   CA   92612

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 949-474-4900

Douglas Brad Callen

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHNSON, HART & DYSON, AN ACCOUNTANCY CORP.

(Name – if individual, state last, first, middle name)

19742 MACARTHUR BLVD. #240 IRVINE, CA 92612

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 2 0 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _O. BRAD CALLEN_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _DUERR FINANCIAL CORPORATION_ , as of _December 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: _N/A_

State of California County of
ORANGE

Subscribed and sworn to (or affirmed)
Before me on this _7_ day of _APRIL_, 20_06_ by
O. BRAD CALLEN
personally known to me or proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Signature _____

Notary Public

_____
Signature

SVP/CO
_____
Title

ZACHARY T. GRAVES
Commission # 1579667
Notary Public - California
Orange County
My Comm. Expires May 17, 2009

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

March 16, 2006



Douglas B. Callen, COO
Duerr Financial Corporation
19800 Mac Arthur Blvd., Suite 250
Irvine, CA 92612

Dear Mr. Callen:

This acknowledges receipt of your 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

Computation for determination of Reserve Requirements pursuant to SEC Rule 15c3-3, a statement indicating an exemption from the requirement including the exemptive provision claimed.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 10, 2006. Questions may be addressed to Timothy Mosley, Compliance Examiner at (213)613-2696.

Sincerely,

Lusana Gee
Supervisor

Investor protection. Market integrity.

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

Douglas B. Callen, COO
Duerr Financial Corporation
March 27, 2006

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong
       Assistant Regional Director
       SEC
       5670 Wilshire Boulevard, 11th Floor
       Los Angeles, CA 90036-3468

       Johnson Hart & Dyson
       An Accountancy Corporation
       19742 MacArthur Blvd., Suite 240
       Irvine, CA 92612-2446

DUERR FINANCIAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2005

TABLE OF CONTENTS



Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION

19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274   FAX (949) 752-9033

Independent Auditor's Report

Board of Directors
Duerr Financial Corporation:

We have audited the accompanying statement of financial condition of Duerr Financial Corporation (the Company) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duerr Financial Corporation at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson, Hart & Dyson

Irvine, California
February 22, 2006

1

DUERR FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$	686,952
Commissions receivable		228,656
Investments		13,050
Deposits with clearing organization and others		60,618
Furniture and equipment, at cost, less accumulated depreciation of $87,794		6,554
	$	995,830

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	371,560
Due to Parent Company		791
		372,351
Stockholder' Equity:		
Common Stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		570,100
Retained Earnings		43,379
Total Stockholders' Equity		623,479
	$	995,830

The accompanying notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
STATEMENT OF INCOME
For the Year Ended December 31, 2005

REVENUES:

Commissions	$	1,148,650
Interest		4,764
		1,153,414

EXPENSES:

Employee compensation and benefits	585,611
Occupancy	59,017
Licenses	15,338
Professional fees	71,571
Commissions and fees	150,248
Business promotion and development and technology	115,189
Management fees	60,000
Depreciation	26,853
Office expense and miscellaneous	49,675
	1,133,502

Income (loss) before income taxes		19,912
Provision for income taxes		800
Net Income	$	19,112

The accompanying notes are an integral part of these financial statements.

| | Capital Stock Common | | Additional Paid - in | Retained | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2005	1,000	$ 10,000	$ 570,100	$ 24,267	$ 604,367
Net Income				19,112	19,112
Balance at December 31, 2005	1,000	$ 10,000	$ 570,100	$ 43,379	$ 623,479

The accompanying notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:

Cash received from customers	$	1,127,179		
Interest received in cash		4,764		
Cash paid to suppliers/employees	(	1,182,216)		
Cash paid for taxes	(	800)		
Net cash used by operating activities			$ (	51,073)

Cash flows from investing activities:

Purchase of equipment	(	791)		
Paid to Parent company	(	10,000)		
Received from Parent company		791		
Net cash used by investing activities			(	10,000)
Net decrease in cash and cash equivalents			(	61,073)
Cash - beginning of year				748,025
Cash - end of year			$	686,952

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

Net Income	$	19,112
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation		26,853
Changes in assets and liabilities:		
Increase in commissions receivable	(	21,471)
Increase in deposits	(	4,500)
Decrease in accounts payable	(	43,067)
Decrease in bonuses payable	(	28,000)
Net cash used by operations	$ (	51,073)

The accompanying notes are an integral part of these financial statements.

5

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **Organization and Nature of Business**

Duerr Financial Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a California corporation that is a wholly-owned subsidiary of DFC Group, Inc. a Delaware corporation (Parent).

B. **Deferred Income Taxes**

Deferred income taxes are provided on timing differences between financial statement and income tax reporting.

C. **Cash and Cash Equivalents**

For the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

D. **Concentrations of Credit Risk**

The Company received the majority of its commissions (income) from a few sources. Should these sources encounter financial difficulties, or should they choose another entity to do business with, these events would have a very severe effect on the Company's profitability.

The Company has concentrated its credit risk for cash by maintaining deposits in banks located within the same geographic region. The Company primarily transacts its business with one financial institution.

E. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

F. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

G.   **Property, Equipment and Depreciation**
Property and equipment are carried at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2005 was $26,853.

NOTE 2 – INVESTMENTS

Investments consist of NASD warrants purchased by the Company and are shown at their original cost.

NOTE 3 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	800	0	800
	$ 800	$ 0	$ 800

NOTE 4 – EMPLOYEE BENEFITS

The Company provides a 401(k) plan for its employees. The Company will match 50% of the employee contributions to the plan, up to a maximum of 12% of an employee's compensation. The Company's matching contributions were $9,851 for the year ended December 31, 2005.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company reimburses operating costs to an affiliate. Costs include secretarial and accounting services, rent, supplies and other related items. The amounts paid are allocated based upon the number of employees of each Company.

In addition, the Company paid management fees in the amount of $60,000 to the Parent corporations holding company.

NOTE 6 – NET OPERATING LOSS CARRYFORWARD

A state net operating loss in the amount of $233,236 was carried forward from 2004 to 2005. Taxable income for 2005 was entirely offset by the carryforward.

SUPPLEMENTARY

INFORMATION

DUERR FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

SCHEDULE I

Net Capital		
Total stockholders' equity	$	623,479
Deduction:		
Nonallowable assets:		
Securities	(	13,050)
Furniture, equipment, and leasehold improvements, net	(	6,554)
Other assets	(	10,618)
Net Capital	$	593,257
Total aggregate indebtedness	$	372,351
Computation of basic net capital requirement		
Minimum net capital required:		
Company	$	50,000
Excess net capital	$	543,257
Ratio: Aggregate indebtedness to net capital		.63 to 1

Reconciliation with Company's computation (included in Part IIA of revised Form X-17a-5a as of December 31, 2005)

Net capital, as reported in Company's Part II A (unaudited) FOCUS report	$	593,257
Assets reported as nonallowable:		
Deposits	(	4,500)
Other audit adjustments		4,500
Net capital per above	$	593,257

DUERR FINANCIAL CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

<u>SCHEDULE II</u>

The provisions of Rule 15c3-3 of the Securities and Exchange Commission are not applicable to Duerr Financial Corporation due to the exemption provided in SEC Rule 15c3-3(k)(2)(ii). Duerr Financial Corporation clears all transactions on a fully disclosed basis through its clearing firm and will not hold customer funds or safekeep customer securities.

SCHEDULE III

Information relating to possession or control requirements is not applicable to Duerr Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



Johnson Hart & Dyson

AN ACCOUNTANCY CORPORATION

19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274   FAX (949) 752-9033

Independent Auditor's Report on
Internal Control Required by Sec Rule 17a-5

Board of Directors
Duerr Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Duerr Financial Corporation (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

12

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson, Hart & Ohm

Irvine, California
February 22, 2006

DFC

MEMBER NASD/SIPC/MSRB
A MEMBER OF THE CARDIF GROUP
A BNP PARIBAS COMPANY

April 6, 2006

NASD Regulation
300 S. Grand # 1600
Los Angeles, CA 90071

RE: CRD# 18558

As requested in your letter dated March 27, 2006, the firm's 2005 annual audited financial statements has been revised to include the referenced 'Computation for determination of Reserve Requirements pursuant to SEC Rule 15c3-3, a statement indicating an exemption from the requirement including the exemptive provision claimed' language.

The requested revision can be found on page 11, Schedule III.

Sincerely,

Brad Callen
Chief Operating Officer

Cc: SEC
       Los Angeles

       SEC Headquarters
       Washington, D.C.

       NASD –Financial Operations
       Rockville, MD



DFC INVESTOR SERVICES
19800 MACARTHUR BOULEVARD, SUITE 250 • IRVINE, CALIFORNIA 92612 • 949.474.4900 • FAX 949.223.2159